Contact

www.linkedin.com/in/
tommygibbons46 (LinkedIn)

Top Skills

Research
Economics
Start-ups

Tommy Gibbons

Pioneering bio-based insulation in North America
Sun Valley, Idaho, United States

Summary

I have a passion for and experience in finance, software, and sustainability that manifests as Chief Innovation Officer at Hempitecture.

Hempitecture is a manufacturer and distributor of bio-based building materials.

We believe in a future of high-performing, easy to use, and sustainable building materials that can easily travel from factory to job site.

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Experience

Hempitecture
Co-Founder & Chief Innovation Officer
April 2018 - Present (6 years 9 months)
Ketchum, Idaho

Hempitecture is a public benefit corporation with a purpose to create healthy, energy efficient habitats that positively impact inhabitants as well as environment through the sequestration of CO_2.

Our insulation products, HempWool® and hempcrete, are some of the most sustainable insulation products on the planet and are installed in buildings across the United States.

Because of the scale of buildings, the materials we choose are some of the most environmentally impactful decisions we make, so using efficient and low carbon materials is paramount to avoiding human contributions to climate change.

Innovation Crossroads
Innovation Fellow
June 2021 - Present (3 years 7 months)
Oak Ridge, Tennessee, United States

Innovation Crossroads is a fellowship at Oak Ridge National Laboratory funded by the Building Technologies Office within the Department of Energy. This fellowship was granted to provide resources and a network for Hempitecture to develop its hemp building products and expand production and distribution in the region.

IMPEL+
IMPEL+ Innovator
December 2020 - December 2020 (1 month)

In December of 2020, I was selected by the Department of Energy's Building Technologies Office to be an IMPEL+ innovator as part of a cohort of scientists and entrepreneurs bringing building technologies to market.

Piper Learning, Inc.
Growth
September 2015 - May 2018 (2 years 9 months)
San Francisco, California

Piper is a company that seeks to make kids creators of technology rather than passive consumers. Armed with a critical social mission and a build your own computer kit, I oversaw Piper's revenue growth through online sales, retail distribution, school district agreements, and international distributor partnerships.

I was also in charge of post-sale customer and school satisfaction leading to a standing as the highest rated STEM product on Amazon. Joining Piper pre-seed as the 2nd employee gave me insight into how young organizations gain investors, customers, and scale.

Goldman Sachs
Analyst
July 2013 - September 2014 (1 year 3 months)
New York, New York

My first introduction to corporate work after college was a position as an investment banking analyst at Goldman Sachs. I joined the investment grade syndicate desk after a summer internship working in debt capital markets. I learned corporate valuation, capital markets, investor dynamics, interfacing with clients like Apple, GE, and Ford, as well as the inner machinery of a highly functioning business organization.

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Education

Princeton University

A.B., School of Public Policy and International Affairs · (2009 - 2013)

Delbarton School

 · (2003 - 2009)